SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADC Telecommunications, Inc.
(Name of Subject Company)
ADC Telecommunications, Inc.
(Name of Person Filing Statement)
Common Stock
(Title of Class of Securities)
000886309
(CUSIP Number of Class of Securities)
Jeffrey D. Pflaum
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, MN 55344
(952) 938-8080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Robert A. Rosenbaum
Dorsey & Whitney LLP
50 South Sixth Street,
Suite 1500
Minneapolis, Minnesota
55402
(612) 340-2600
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

July 13, 2010
To: ADC Employees
Subject: Tyco Electronics to Acquire ADC
Today we are announcing that Tyco Electronics is planning on acquiring ADC to create a world leader in broadband connectivity (link to external news release). I’m excited about the intention to bring together two dynamic organizations to form an entity that will strengthen our combined leadership positions in the marketplace for next generation broadband network infrastructure solutions.
For several years, you have heard me talk about the key trends in our industry, including the need to address the unrelenting demand for network bandwidth and the requirement for companies such as ADC to create global scale to be successful over the long term. The planned combination of Tyco Electronics and ADC strengthens our alignment with these trends and will enable us to better serve the world’s leading telecommunications services providers and enterprises.
As an ADC employee, I know that you have many questions on the impact of the proposed acquisition as this news may be unsettling. I can tell you that both companies are committed to providing you with additional information and updates as they become available. A ‘Question and Answer’ document will be available soon. I also can share with you that I’m impressed with the caliber and integrity of everyone from Tyco Electronics that I have come into contact with during our discussions. Their people, technologies and global market presence are complementary to what we have here at ADC, making this truly an exciting opportunity for both organizations and our customers.
Between the contract signing and the anticipated closing of the transaction sometime later this calendar year, both companies will be working together to plan how we will work together after close. At the same time, it is imperative that we all stay focused on our key FY10 business priorities.
As you know, ADC has achieved steadily improving results over the past year thanks to your hard work and is in an excellent position to finish the year strongly. While it will take enormous focus and discipline to both begin the planning for the future with Tyco Electronics and maintaining our positive momentum on our FY10 business goals, I am confident we can do it successfully.
Tom Lynch, CEO of Tyco Electronics, and I will be hosting a global Town Hall webcast tomorrow at 10 a.m. (Central) to provide an overview of today’s news. (Webcast details to follow.) If you have a question you would like us to answer during the Town Hall, please send your questions to ask.adc@adc.com. Thank you in advance for watching this event on ADC TV and I look forward to your continued support in serving our customers and meeting our FY10 strategic goals.
Links of Interest
Tyco Electronics Fact Sheet
Tyco Electronics website
External News Release

© 2010 ADC, All rights reserved. For internal use only.
ADC World Headquarters: 13625 Technology Drive, Eden Prairie, MN 55344
Within the U.S. call 1.800.366.3891 — Outside the U.S. call +1.952.938.8080
IMPORTANT INFORMATION AND WHERE TO FIND IT
This letter is not a recommendation or solicitation with respect to the tender offer to be commenced by Tyco Electronics Ltd. (“Tyco”) for all of the outstanding shares of the common stock of ADC Telecommunications, Inc. (“ADC”). Upon commencement of the tender offer, Tyco will mail to ADC shareowners an offer to purchase and related materials and ADC will mail to ADC shareowners a solicitation/recommendation statement with respect to the tender offer. Tyco will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and ADC will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. ADC security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Investors and ADC security holders may obtain a free copy of these materials (when available) and other documents filed by Tyco or ADC with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting ADC’s Investor Relations Department at (952) 917-2507.